UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*

               Macquarie Global Infrastructure Total Return Fund, Inc.
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                                (Name of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55608D101
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                December 11, 2008
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55608D101
          ---------

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 Lee Financial Corporation

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

         UNITED STATES OF AMERICA

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Number of             5.  Sole Voting Power:            	0
Shares Bene-
ficially              6.  Shared Voting Power             846,295.768
Owned by
Each Report-          7.  Sole Dispositive Power:       	0
ing Person
With                  8.  Shared Dispositive Power        846,295.768

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                         846,295.768

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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                         4.89%

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12.  Type of Reporting Person

                                        IA

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                                       2

Item 1(a) Name of Issuer:

         Macquarie Global Infrastructure Total Return Fund, Inc. (the "Issuer").


Item 1(b) Address of the Issuer's Principal Executive Offices:

         125 West 55th Street
         New York, NY  10019


Item 2(a). Name of Person Filing:

     	 Lee Financial Corporation


Item 2(b). Address of Principal Business Office or, if None, Residence:

     	 12222 Merit Dr., Suite 1500
	 Dallas, TX  75251

Item 2(c). Citizenship:

    United States of America


Item 2(d). Title of Class of Securities:

     Common Stock


Item 2(e). CUSIP Number: 588608D101


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

    	(e)  An investment advisor in accordance
	     with section 240.13d-1(b)(l)(ii)(E)


Item 4. Ownership:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

    	846,295.768
	4.89%

Item 4(c). Number of Shares as to which such person has:


     (i)   Sole power to vote or to direct the vote:    0

     (ii)  Shared power to vote or to direct the vote:  846,295.768

     (iii) Sole power to dispose or to direct the disposition of:    0

     (iv)  Shared power to dispose or to direct the disposition of: 846,295.768

Item 5. Ownership of Five Percent or Less of a Class:

     This Item 5 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securitites and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: December 24, 2008


TERESA QUINN,
as Vice President of
Lee Financial Corporation